UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2014

July 31, 2014

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	August 13, 2014	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2014

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2014	1,301,827	(1.2)	394,944	(6.1)	240,491	(5.8)
June 30, 2013	1,317,382	9.8	420,646	23.5	255,287	39.6

(*)	Comprehensive income June 30, 2014: 541,208 million yen, 103.8% ; June 30, 2013: 265,548 million yen, 7.1%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Three months ended	yen	yen
June 30, 2014	16.98	16.89
June 30, 2013	18.03	17.96

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
June 30, 2014	259,395,183	14,774,122	4.9
March 31, 2014	258,131,946	15,112,895	5.1

(Reference) Shareholders’ equity as of       June 30, 2014: 12,762,263 million yen;       March 31, 2014: 13,056,060 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2014	—	7.00	—	9.00	16.00
ending March 31, 2015	—	——	——	——	——
ending March 31, 2015 (Forecast)	——	8.00	—	8.00	16.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. There is no schedule of dividend payment on classified stock (unlisted) issued by MUFG.

3. Earnings Target for the Fiscal Year ending March 31, 2015 (Consolidated)

MUFG has the target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015. (There is no change to our earnings target released on May 14, 2014.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

Note:	For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 2 of Appendix.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2014	14,166,017,820 shares
	March 31, 2014	14,164,026,420 shares
(B) Treasury stocks:	June 30, 2014	2,562,646 shares
	March 31, 2014	2,554,673 shares
(C) Average outstanding stocks:	Three months ended June 30, 2014	14,162,158,915 shares
	Three months ended June 30, 2013	14,155,716,167 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “Notes” in Consolidated Summary Report	2
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2
2. Consolidated Financial Statements	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Notes on Going-Concern Assumption	8
(4) Notes for Material Changes in Shareholders’ Equity	8
(5) Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2014”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “Notes” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies due to revision of Accounting Standards)

(Accounting Standards regarding Retirement Benefits)

The main clause of Article 35 of the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and the main clause of Article 67 of the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, hereinafter “Retirement Benefits Guidance”) were adopted from the first quarter ended June 30, 2014. Accordingly, the calculation methods of retirement benefit obligation and service cost were changed. Specifically, the method of determining the portion of projected benefit obligation attributed to periods was changed from the straight-line method to the benefit formula basis. In addition, the method of determining the discount rates applied in the calculation of projected benefit obligation was changed from the method using the number of years approximate to the employees’ average remaining service period to the method using the single weighted average discount rate that reflects the estimated period and amount of benefit payment in each period.

The Retirement Benefits Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 37 of the Retirement Benefits Accounting Standard, and the effect of the change in calculation methods of retirement benefit obligation and service cost were added to or deducted from retained earnings as of April 1, 2014.

As a result, net defined benefit asset decreased by ¥58,569 million, net defined benefit liability decreased by ¥1,594 million, and retained earnings decreased by ¥37,224 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the three months ended June 30, 2014 increased by ¥410 million, respectively.

2

Mitsubishi UFJ Financial Group, Inc.

(Accounting Standards regarding Business Combinations)

As the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, hereinafter “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, hereinafter “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on September 13, 2013, hereinafter “Business Divestitures Accounting Standard”) and other standards became applicable from the fiscal year beginning on or after April 1, 2014, these standards were adopted from the first quarter ended June 30, 2014 (with the exception of Article 39 of the Consolidation Accounting Standard). Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which MUFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which they occurred. In addition, regarding business combinations which became or will become effective on or after April 1, 2014, the accounting method was changed to retroactively reflect adjustments to the amount allocated to acquisition cost under provisional accounting treatment on the consolidated financial statements of the quarter in which the relevant business combinations became or will become effective.

The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2014.

As a result, goodwill decreased by ¥266,925 million, capital surplus decreased by ¥346,454 million, and retained earnings increased by ¥95,134 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the three months ended June 30, 2014 increased by ¥4,750 million, respectively.

3

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of June 30, 2014
Assets:
Cash and due from banks	23,969,883	27,390,625
Call loans and bills bought	826,851	624,803
Receivables under resale agreements	7,237,125	6,971,171
Receivables under securities borrowing transactions	4,181,660	5,976,676
Monetary claims bought	3,972,145	4,128,766
Trading assets	19,055,354	18,354,943
Money held in trust	583,692	635,319
Securities	74,515,573	72,037,761
Loans and bills discounted	101,938,907	102,075,985
Foreign exchanges	2,040,406	2,068,176
Other assets	8,809,286	8,241,375
Tangible fixed assets	1,540,031	1,582,165
Intangible fixed assets	1,483,352	1,204,946
Net defined benefit assets	460,836	423,871
Deferred tax assets	130,654	85,731
Customers’ liabilities for acceptances and guarantees	8,324,668	8,521,372
Allowance for credit losses	(938,483)	(928,509)

Total assets	258,131,946	259,395,183

Liabilities:
Deposits	144,760,294	144,298,434
Negotiable certificates of deposit	15,548,170	15,304,561
Call money and bills sold	3,465,414	3,933,473
Payables under repurchase agreements	21,626,590	21,079,682
Payables under securities lending transactions	5,534,643	4,836,192
Commercial papers	1,473,631	1,570,504
Trading liabilities	13,964,961	13,105,328
Borrowed money	10,828,601	11,675,033
Foreign exchanges	1,109,198	1,579,983
Short-term bonds payable	435,808	493,013
Bonds payable	7,165,577	6,993,153
Due to trust accounts	1,945,151	1,853,827
Other liabilities	5,965,086	8,452,217
Reserve for bonuses	78,987	27,861
Reserve for bonuses to directors	627	73
Net defined benefit liabilities	51,651	50,126
Reserve for retirement benefits to directors	1,201	898
Reserve for loyalty award credits	13,541	13,884
Reserve for contingent losses	247,351	221,853
Reserves under special laws	2,853	3,053
Deferred tax liabilities	320,014	451,654
Deferred tax liabilities for land revaluation	155,026	154,875
Acceptances and guarantees	8,324,668	8,521,372

Total liabilities	243,019,051	244,621,060

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of June 30, 2014
Net assets:
Capital stock	2,140,488	2,140,921
Capital surplus	2,174,384	1,438,171
Retained earnings	7,033,125	7,195,082
Treasury stock	(1,699)	(1,703)

Total shareholders’ equity	11,346,299	10,772,471

Net unrealized gains (losses) on other securities	1,218,397	1,541,808
Net deferred gains (losses) on hedging instruments	8,295	45,884
Land revaluation excess	157,776	157,776
Foreign currency translation adjustments	407,229	321,011
Remeasurements of defined benefit plans	(81,937)	(76,688)

Total accumulated other comprehensive income	1,709,760	1,989,791

Subscription rights to shares	8,732	8,079
Minority interests	2,048,101	2,003,780

Total net assets	15,112,895	14,774,122

Total liabilities and net assets	258,131,946	259,395,183

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2013	For the three months ended June 30, 2014
Ordinary income	1,317,382	1,301,827
Interest income	558,555	633,171
Interest on loans and bills discounted	384,617	419,634
Interest and dividends on securities	128,000	131,928
Trust fees	24,935	24,844
Fees and commissions	318,034	331,310
Trading income	82,173	59,513
Other business income	233,104	143,362
Other ordinary income	100,577	109,624
Ordinary expenses	896,735	906,882
Interest expenses	117,204	142,470
Interest on deposits	46,805	65,749
Fees and commissions	47,238	46,746
Trading expenses	632	—
Other business expenses	102,793	35,536
General and administrative expenses	576,111	635,681
Other ordinary expenses	52,756	46,447

Ordinary profits	420,646	394,944

Extraordinary gains	1,374	221
Gains on disposition of fixed assets	1,374	221
Extraordinary losses	28,230	34,209
Losses on disposition of fixed assets	871	575
Losses on impairment of fixed assets	457	142
Provision for reserve for contingent liabilities from financial instruments transactions	193	199
Losses on change in equity	—	33,291
Settlement package	24,537	—
Losses on sales of equity securities of subsidiaries	2,170	—

Income before income taxes and others	393,790	360,957

Income taxes—current	98,062	81,210
Income taxes—deferred	(2,603)	16,496

Total taxes	95,459	97,707

Income before minority interests	298,331	263,250

Minority interests	43,043	22,759

Net income	255,287	240,491

6

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2013	For the three months ended June 30, 2014
Income before minority interests	298,331	263,250
Other comprehensive income
Net unrealized gains (losses) on other securities	(215,401)	317,124
Net deferred gains (losses) on hedging instruments	(44,884)	38,081
Land revaluation excess	(22)	—
Foreign currency translation adjustments	130,986	(61,769)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(3,797)	—
Remeasurements of defined benefit plans	—	4,911
Share of other comprehensive income of associates accounted for using equity method	100,335	(20,388)

Total other comprehensive income	(32,782)	277,958

Comprehensive income	265,548	541,208

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	220,527	520,894
Comprehensive income attributable to minority interests	45,020	20,314

7

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

The Retirement Benefits Accounting Standard, the Business Combinations Accounting Standard, and other standards were adopted from the first quarter ended June 30, 2014. As for the effects of these changes, please refer to “1. Information Regarding “Notes” in Consolidated Summary Report (1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” on page 2.

(5)	Additional Information

(Adoption of Consolidated Taxation System)

MUFG and some of its domestic consolidated subsidiaries adopted consolidated taxation system from the first quarter ended June 30, 2014.

8

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2014

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(Reference)

Exposure to “Securitized Products and Related Investments”		——	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2014 (A)	June 30, 2013 (B)
Gross profits	967.4	948.9	18.5
Gross profits before credit costs for trust accounts	967.4	948.9	18.5
Net interest income	490.7	441.3	49.3
Trust fees	24.8	24.9	(0.0)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	284.5	270.7	13.7
Net trading profits	59.5	81.5	(22.0)
Net other business profits	107.8	130.3	(22.4)
Net gains (losses) on debt securities	85.4	67.5	17.9
General and administrative expenses	628.2	566.5	61.6
Amortization of goodwill	3.8	8.4	(4.5)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	343.0	390.7	(47.7)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	339.2	382.3	(43.1)
Provision for general allowance for credit losses (2)	—	14.8	(14.8)
Net business profits*	339.2	397.2	(57.9)
Net non-recurring gains (losses)	55.6	23.4	32.2
Credit costs (3)	(28.2)	(45.5)	17.3
Losses on loan write-offs	(28.1)	(27.3)	(0.8)
Provision for specific allowance for credit losses	—	(16.3)	16.3
Other credit costs	(0.0)	(1.8)	1.8
Reversal of allowance for credit losses (4)	5.8	—	5.8
Reversal of reserve for contingent losses included in credit costs (5)	0.4	0.3	0.1
Gains on loans written-off (6)	14.4	14.8	(0.4)
Net gains (losses) on equity securities	17.9	12.8	5.1
Gains on sales of equity securities	22.5	23.9	(1.4)
Losses on sales of equity securities	(4.0)	(3.7)	(0.2)
Losses on write-down of equity securities	(0.4)	(7.3)	6.8
Profits (losses) from investments in affiliates	44.8	39.6	5.2
Other non-recurring gains (losses)	0.3	1.2	(0.9)

Ordinary profits	394.9	420.6	(25.7)

Net extraordinary gains (losses)	(33.9)	(26.8)	(7.1)
Losses on change in equity	(33.2)	—	(33.2)
Settlement package	—	(24.5)	24.5
Income before income taxes and others	360.9	393.7	(32.8)
Income taxes-current	81.2	98.0	(16.8)
Income taxes-deferred	16.4	(2.6)	19.0
Total taxes	97.7	95.4	2.2
Income before minority interests	263.2	298.3	(35.0)
Minority interests	22.7	43.0	(20.2)

Net income	240.4	255.2	(14.7)

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(7.4)	(15.4)	7.9

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2014 (A)	June 30, 2013 (B)
Gross profits	598.7	580.7	17.9
Gross profits before credit costs for trust accounts	598.7	580.7	17.9
Net interest income	328.5	316.1	12.4
Trust fees	18.8	18.2	0.6
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	129.2	119.3	9.8
Net trading profits	23.4	6.1	17.3
Net other business profits	98.5	120.9	(22.3)
Net gains (losses) on debt securities	84.7	57.1	27.5
General and administrative expenses	346.0	325.6	20.4
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	252.6	255.1	(2.4)
Provision for general allowance for credit losses (2)	—	11.0	(11.0)
Net business profits	252.6	266.2	(13.5)
Net non-recurring gains (losses)	24.3	(27.4)	51.7
Credit costs (3)	(10.0)	(24.9)	14.9
Losses on loan write-offs	(9.9)	(10.9)	0.9
Provision for specific allowance for credit losses	—	(12.1)	12.1
Other credit costs	(0.0)	(1.8)	1.8
Reversal of allowance for credit losses (4)	25.3	2.0	23.3
Reversal of reserve for contingent losses included in credit costs (5)	2.1	1.5	0.6
Gains on loans written-off (6)	3.0	8.0	(4.9)
Net gains (losses) on equity securities	10.9	(13.1)	24.1
Gains on sales of equity securities	15.2	14.2	1.0
Losses on sales of equity securities	(3.9)	(2.8)	(1.1)
Losses on write-down of equity securities	(0.3)	(24.5)	24.2
Other non-recurring gains (losses)	(7.1)	(0.8)	(6.2)

Ordinary profits	276.9	238.8	38.1

Net extraordinary gains (losses)	(0.4)	(23.6)	23.2
Settlement package	—	(24.5)	24.5
Income before income taxes	276.5	215.1	61.3
Income taxes-current	90.6	79.1	11.4
Income taxes-deferred	(14.1)	(6.2)	(7.8)
Total taxes	76.5	72.8	3.6

Net income	199.9	142.2	57.7

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	20.5	(2.2)	22.8

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2014 (A)	June 30, 2013 (B)
Gross profits	513.2	493.0	20.2
Net interest income	287.5	274.1	13.3
Net fees and commissions	110.0	99.7	10.2
Net trading profits	13.2	18.6	(5.3)
Net other business profits	102.4	100.4	1.9
Net gains (losses) on debt securities	80.5	51.6	28.8
General and administrative expenses	300.6	281.2	19.3
Amortization of goodwill	0.0	0.0	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	212.7	211.8	0.8
Net business profits before provision for general allowance for credit losses	212.6	211.7	0.8
Provision for general allowance for credit losses (1)	—	11.0	(11.0)
Net business profits	212.6	222.8	(10.1)
Net non-recurring gains (losses)	17.1	(27.3)	44.4
Credit costs (2)	(9.9)	(24.2)	14.3
Losses on loan write-offs	(9.9)	(10.3)	0.4
Provision for specific allowance for credit losses	—	(12.1)	12.1
Other credit costs	(0.0)	(1.7)	1.7
Reversal of allowance for credit losses (3)	23.0	—	23.0
Reversal of reserve for contingent losses included in credit costs (4)	2.1	1.5	0.6
Gains on loans written-off (5)	2.9	7.9	(5.0)
Net gains (losses) on equity securities	5.6	(13.4)	19.1
Gains on sales of equity securities	9.8	11.6	(1.7)
Losses on sales of equity securities	(3.9)	(0.8)	(3.0)
Losses on write-down of equity securities	(0.2)	(24.2)	23.9
Other non-recurring gains (losses)	(6.6)	0.8	(7.5)

Ordinary profits	229.8	195.4	34.3

Net extraordinary gains (losses)	(0.4)	(23.6)	23.2
Settlement package	—	(24.5)	24.5
Income before income taxes	229.3	171.8	57.5
Income taxes-current	76.5	67.3	9.2
Income taxes-deferred	(13.9)	(4.1)	(9.8)
Total taxes	62.6	63.2	(0.6)

Net income	166.7	108.5	58.1

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	18.1	(3.6)	21.8

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2014 (A)	June 30, 2013 (B)
Gross profits	85.4	87.7	(2.3)
Gross profits before credit costs for trust accounts	85.4	87.7	(2.3)
Trust fees	18.8	18.2	0.6
Credit costs for trust accounts (1)	—	—	—
Net interest income	41.0	41.9	(0.9)
Net fees and commissions	19.2	19.6	(0.3)
Net trading profits	10.1	(12.4)	22.6
Net other business profits	(3.8)	20.4	(24.3)
Net gains (losses) on debt securities	4.2	5.5	(1.3)
General and administrative expenses	45.4	44.3	1.0
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	40.0	43.3	(3.3)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	40.0	43.3	(3.3)
Net non-recurring gains (losses)	7.1	(0.0)	7.2
Credit costs (3)	(0.0)	(0.6)	0.6
Losses on loan write-offs	(0.0)	(0.5)	0.5
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	(0.0)	0.0
Reversal of allowance for credit losses (4)	2.3	2.0	0.3
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0.1	0.0	0.0
Net gains (losses) on equity securities	5.2	0.2	4.9
Gains on sales of equity securities	5.4	2.6	2.8
Losses on sales of equity securities	(0.0)	(1.9)	1.8
Losses on write-down of equity securities	(0.1)	(0.3)	0.2
Other non-recurring gains (losses)	(0.5)	(1.7)	1.2

Ordinary profits	47.1	43.3	3.8

Net extraordinary gains (losses)	0.0	0.0	(0.0)
Income before income taxes	47.1	43.3	3.8
Income taxes-current	14.0	11.7	2.2
Income taxes-deferred	(0.1)	(2.1)	2.0
Total taxes	13.9	9.6	4.2

Net income	33.2	33.7	(0.4)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	2.3	1.4	0.9

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	89.2	94.0
Doubtful	801.9	848.3
Special Attention	470.8	475.7

Non Performing Loans	1,362.0	1,418.1

Total loans	100,688.4	100,476.7

Non Performing Loans / Total loans	1.35%	1.41%

BTMU Non-consolidated
	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	86.7	91.5
Doubtful	775.7	822.4
Special Attention	455.6	458.2

Non Performing Loans	1,318.0	1,372.2

Total loans	88,602.4	88,278.5

Non Performing Loans / Total loans	1.48%	1.55%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	2.4	2.4
Doubtful	25.5	25.1
Special Attention	14.2	16.6

Non Performing Loans	42.1	44.2

Total loans	12,055.4	12,166.3

Non Performing Loans / Total loans	0.35%	0.36%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	0.7	0.7
Special Attention	0.9	0.8

Non Performing Loans	1.7	1.6

Total loans	30.6	31.7

Non Performing Loans / Total loans	5.69%	5.05%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,172.9	26.6	2,778.6	27.0

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	68,871.0	2,342.6	71,722.0	1,869.9
Domestic equity securities	4,635.0	1,816.7	4,384.1	1,559.6
Domestic bonds	40,381.7	234.1	43,123.6	222.8
Other	23,854.3	291.8	24,214.1	87.3
Foreign equity securities	208.6	78.8	217.5	81.6
Foreign bonds	19,666.2	95.5	20,599.8	(53.0)
Other	3,979.4	117.4	3,396.7	58.7

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,032.8	26.7	1,750.7	33.5
Stocks of subsidiaries and affiliates	678.5	107.2	676.7	(6.2)

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	50,699.5	1,721.6	54,117.0	1,367.1
Domestic equity securities	3,772.0	1,371.4	3,548.4	1,144.0
Domestic bonds	33,698.7	173.5	36,175.4	171.2
Other	13,228.7	176.7	14,393.1	51.7
Foreign equity securities	193.8	74.1	197.4	77.2
Foreign bonds	9,888.6	28.4	11,594.0	(50.0)
Other	3,146.2	74.1	2,601.6	24.6

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	214.9	0.6	220.0	0.8
Stocks of subsidiaries and affiliates	57.7	126.1	57.7	100.1

	(in billions of yen)
	As of June 30, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	15,068.3	566.2	14,521.2	452.3
Domestic equity securities	903.5	369.7	856.8	322.4
Domestic bonds	6,454.0	49.1	6,717.7	42.6
Other	7,710.8	147.3	6,946.6	87.2
Foreign equity securities	0.4	0.1	0.3	0.1
Foreign bonds	7,193.9	103.0	6,469.3	52.6
Other	516.5	44.1	476.9	34.5

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2014	For the three months ended June 30, 2013
ROE	8.56	9.85

Note:
ROE is computed as follows:

(Net income × 4) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period-Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period-Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2014	For the three months ended June 30, 2013
Average interest rate on loans and bills discounted	1.01	1.11
Average interest rate on deposits and NCD	0.05	0.06
Interest rate spread	0.96	1.05

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.16	1.25
Interest rate spread	1.11	1.19

BTMU Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2014	For the three months ended June 30, 2013
Average interest rate on loans and bills discounted	1.05	1.16
Average interest rate on deposits and NCD	0.03	0.04
Interest rate spread	1.02	1.11

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.24	1.33
Interest rate spread	1.20	1.28

MUTB Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2014	For the three months ended June 30, 2013
Average interest rate on loans and bills discounted	0.78	0.87
Average interest rate on deposits and NCD	0.14	0.16
Interest rate spread	0.63	0.70

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.78	0.87
Interest rate spread	0.63	0.70

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Deposits (ending balance)	131,705.3	132,121.6
Deposits (average balance)	129,889.3	126,269.6
Loans (ending balance)	91,428.2	91,404.1
Loans (average balance)	91,704.9	88,989.6

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	114,425.8	114,591.8
Individuals	69,608.5	68,867.2

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Deposits (ending balance)	119,281.2	119,636.5
Deposits (average balance)	117,548.4	113,892.7
Loans (ending balance)	79,642.4	79,495.0
Loans (average balance)	79,977.8	77,602.6

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	103,166.2	103,251.2
Individuals	61,343.7	60,568.4

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Deposits (ending balance)	12,424.0	12,485.1
Deposits (average balance)	12,340.8	12,376.8
Loans (ending balance)	11,785.7	11,909.1
Loans (average balance)	11,727.0	11,386.9

	(in billions of yen)
	As of June 30, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	11,259.5	11,340.6
Individuals	8,264.8	8,298.8

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2014	As of June 30, 2014
Assets:
Loans and bills discounted	99.6	100.8
Securities	55,572.6	55,270.4
Beneficiary rights to the trust	43,107.5	44,244.8
Securities held in custody accounts	2,979.9	3,519.4
Monetary claims	11,307.5	10,934.0
Tangible fixed assets	9,804.3	9,995.4
Intangible fixed assets	206.9	212.7
Other claims	5,202.5	4,482.1
Call loans	1,988.3	1,855.5
Due from banking account	1,945.1	1,853.7
Cash and due from banks	2,402.5	2,471.8

Total	134,617.1	134,941.4

Liabilities:
Money trusts	21,176.2	19,765.7
Pension trusts	13,945.1	14,655.8
Property formation benefit trusts	9.8	9.3
Investment trusts	42,523.2	43,697.2
Money entrusted other than money trusts	2,770.5	2,990.0
Securities trusts	5,070.0	4,870.8
Monetary claim trusts	11,298.1	10,886.6
Equipment trusts	34.9	37.6
Land and fixtures trusts	83.0	83.1
Composite trusts	37,705.9	37,944.9

Total	134,617.1	134,941.4

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of June 2014 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•	The balance as of the end of June 2014 was ¥2.91 trillion in total, a decrease of ¥0.03 trillion from the balance as of the end of March 2014, mainly due to a decrease in CLOs and CMBS.

•	Net unrealized losses were ¥21 billion, improved by ¥8 billion compared to the end of March 2014.

•	P/L impact for the quarter ended June 30, 2014 was nil.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2014	Net unrealized gains (losses)	Change from end of March 2014	Balance	Net unrealized gains (losses)
1	RMBS	21	(2)	4	0	0	0
2	Sub-prime RMBS	0	0	0	0	0	0
3	CMBS	371	(12)	(6)	7	186	(4)
4	CLOs	2,440	(31)	(21)	0	1,741	(13)
5	Other securitized products (card, etc.)	72	19	2	1	18	0
6	CDOs	0	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	0	0	0

9	Total	2,905	(25)	(21)	8	1,945	(17)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 81% of our investments in securitized products as of the end of June 2014, an increase of 1 percentage point compared with the end of March 2014, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 98% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	0	11	5	0	21
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	159	212	0	0	0	0	371
13	CLOs	2,159	248	29	5	0	0	2,440
14	Other securitized products (card, etc.)	21	21	0	0	0	30	72
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,340	483	29	16	6	30	2,905

19	Percentage of total	81%	17%	1%	1%	0%	1%	100%

20	Percentage of total (End of March 2014)	80%	18%	1%	1%	0%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2014.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2014
1	LBO Loan[3] (Balance on a commitment basis)	14	97	0	235	346	11
2	Balance on a booking basis	3	76	0	211	291	15

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2014 was ¥3.88 trillion (including ¥1.77 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables